Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the captions “Principal Accounting Fees and Services – Independent Auditors” and “Management’s Report of Internal Control Over Financial Reporting” and to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commission of our reports dated February 9, 2015, with respect to the statements of financial position of Central GoldTrust as at December 31, 2014 and 2013, and as at January 1, 2013, and the statements of comprehensive income (loss), unitholders equity and cash flows for each of the years in the two-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting of Central GoldTrust as at December 31, 2014.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
February 11, 2015	Licensed Public Accountants